Exhibit 21.1
Subsidiaries of 1Life Healthcare Inc.

Name	Domestic Jurisdiction

Iora Health, Inc.	Delaware
Iora Senior Health, Inc.	Delaware
Iora Health NE DCE, LLC	Delaware
Iora Health Quality Network, LLC	Delaware